UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

_____

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: July 23, 2010
(Date of earliest event reported)

KIMBERLY-CLARK CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-225**	**39-0394230**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 619100, Dallas, Texas	**75261-9100**
(Address of principal executive offices)	(Zip Code)

(972) 281-1200
(Registrant's telephone number, including area code)

_____

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

_____

Item 2.02   Results of Operations and Financial Condition.

Attached and incorporated herein by reference as Exhibit 99.1 is a copy of the press release of Kimberly-Clark Corporation (the "Corporation"), dated July 23, 2010, reporting the Corporation's results of operations for the quarter ended June 30, 2010.

The information, including exhibits attached hereto, in Item 2.02 of this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information in Item 2.02 of this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as otherwise expressly stated in such filing.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No. 99.1. Press release issued by Kimberly-Clark Corporation on July 23, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION

Date: July 23, 2010   By: /s/ Mark A. Buthman
                                                Mark A. Buthman
                                                Senior Vice President and
                                                Chief Financial Officer

EXHIBIT INDEX

Exhibit No. 99.1. Press release issued by Kimberly-Clark Corporation on July 23, 2010.

Kay Jackson
972-281-1486
kay.jackson@kcc.com

KIMBERLY-CLARK ANNOUNCES SECOND QUARTER 2010 RESULTS

2Q Net Sales Increased Approximately 3 Percent to $4.9 Billion

EPS of $1.20 Up 24 Percent Compared With EPS of $0.97 in 2Q '09

Marketing Spending Up Significantly to Support Product Launches and Targeted Growth Initiatives

All-Time Record Ongoing Cost Savings of $105 Million

Full-Year Share Repurchase Target Increased By $200 Million

Company Reconfirms Previous Guidance for 2010 Adjusted EPS of $4.80 to $5.00

DALLAS, July 23, 2010—Kimberly-Clark Corporation (NYSE: KMB) today reported that net sales in the second quarter of 2010 increased 2.8 percent to $4.9 billion. Organic sales rose 2 percent, driven by higher net selling prices of 2 percent, while sales volumes and product mix were even with year-ago levels. The combined impact of the I-Flow Corporation and Jackson Safety acquisitions completed in 2009 added an additional point of sales growth, while changes in foreign currency rates had no overall impact on sales in the quarter. The growth in organic sales was highlighted by a 6 percent gain for K-C's international operations in Asia, Latin America, the Middle East, Eastern Europe and Africa.

Diluted net income per share for the quarter was $1.20 compared with $0.97 in 2009. Bottom-line growth was favorably impacted by the higher net sales and improved profitability, as gross margin advanced 50 basis points and operating margin increased 170 basis points. The margin comparisons benefited from increased net selling prices, significant cost reductions, lower pension expense and severance charges incurred in 2009. On the other hand, the company absorbed input cost inflation of $235 million and increased strategic marketing spending by more than $40 million in the quarter to support product innovation and targeted growth initiatives.

Chairman and Chief Executive Officer Thomas J. Falk said, "We delivered solid results in the second quarter despite a continued challenging environment. Organic sales rose 2 percent, and we delivered strong improvements in operating margin and earnings per share despite significantly higher commodity costs. Moreover, our ongoing cost savings momentum continues to enhance profitability and help fund our growth plans. In addition, several of the innovations we've launched this year performed well in the second quarter, and we supported our brands with a considerable increase in strategic marketing spending. Our targeted growth initiatives, particularly in our K-C International business and in higher-margin portions of Health Care and K-C Professional, continued to progress well. Finally, we continued to

deploy cash flow in shareholder-friendly ways, repurchasing $350 million of KMB stock in the second quarter and paying an attractive dividend. All-in-all, we made progress in a number of areas in the second quarter, and through six months we're generally on track with our full-year plan, despite a difficult external environment."

Review of second quarter sales by business segment

Sales of **personal care** products increased 2.8 percent compared with the second quarter of 2009. Sales volumes rose more than 2 percent and net selling prices advanced 1 percent, while changes in currency rates reduced sales by approximately 1 percent.

Personal care sales in North America increased 7 percent versus the second quarter of 2009. Sales volumes were up 3 percent and net selling prices rose 2 percent, driven by a lower level of promotional activity for Huggies diapers. In addition, changes in product mix and currency exchange rates each added 1 point of growth. Feminine care sales volumes grew at a double-digit rate for the second consecutive quarter as a result of the U by Kotex line extension. Adult care volumes also increased double-digits, with benefits from recent innovation on the Poise and Depend brands and supporting marketing campaigns. In other areas of the business, sales volumes for the company's child care brands advanced 2 percent, while volumes for Huggies baby wipes were off 2 percent and volumes for Huggies diapers were down slightly.

In Europe, personal care sales fell 5 percent in the quarter, including a negative currency effect of 2 percent. Changes in net selling prices and product mix each reduced sales by 1 percent. In addition, overall sales volumes were down 1 percent compared to a double-digit increase in the year-ago period.

In K-C's international operations in Asia, Latin America, the Middle East, Eastern Europe and Africa, personal care sales increased 3 percent despite an unfavorable currency impact of 3 percent. Sales volumes were up 5 percent, with strong growth in a number of markets, including Australia, China and most of Latin America. On the other hand, volumes fell significantly in Venezuela in a difficult foreign currency exchange environment. Overall net selling prices rose 1 percent, as increases in Venezuela were mostly offset by modest declines elsewhere.

Sales of **consumer tissue** products decreased 1.7 percent in the second quarter. Sales volumes were down 5 percent, while the company's revenue realization strategies led to increased net selling prices of 2 percent and improved product mix of 1 percent.

In North America, sales of consumer tissue products decreased 5 percent compared to the year-ago period. Net selling prices improved 2 percent, primarily due to sheet count reductions on Cottonelle bathroom tissue, and changes in product mix benefited sales 2 percent. Sales volumes fell 9 percent in the quarter and were impacted by the sheet count reductions, consumer trade-down in paper towels and competitive promotional activity. By product category, bathroom tissue volumes decreased high-single digits, towel volumes declined at a double-digit rate and Kleenex facial tissue volumes were down slightly.

In Europe, consumer tissue sales declined about 5 percent compared with the second quarter of 2009, including unfavorable currency effects of 2 percent. Sales volumes were off 2 percent in a continued difficult environment, while changes in product mix reduced sales 1 percent.

In K-C's international operations in Asia, Latin America, the Middle East, Eastern Europe and Africa, consumer tissue sales increased 6 percent, including a 1 percent benefit from currency effects. The growth in organic sales was due to higher net selling prices, while sales volumes and product mix were essentially even with the prior year.

Sales of **K-C Professional (KCP) & other** products increased 8.8 percent compared with the second quarter of 2009. The acquisition of Jackson Safety added 4 points of sales growth in the quarter. In addition, net selling prices increased more than 4 percent and product mix was slightly positive, reflecting the company's continued focus on increasing net realized revenue. Organic sales volumes were even with year-ago levels.

In North America, KCP sales increased 11 percent, including an approximate 7 percent benefit from Jackson Safety. Net selling prices rose 4 percent and changes in currency rates added 1 point of sales growth, while organic sales volumes were down about 1 percent. Washroom product volumes declined in a continued difficult economic environment, while high-margin wiper and safety product volumes grew at a solid rate. In Europe, KCP's sales rose 6 percent despite an unfavorable currency effect of 3 percent. Sales volumes increased about 10 percent compared to a double-digit decline in the year-ago period and favorable product mix benefited sales by 1 percent, while net selling prices were down 2 percent.

In K-C's international operations in Asia, Latin America, the Middle East, Eastern Europe and Africa, KCP's sales increased 19 percent, including a 1 percent benefit from currency effects. The combined impact of higher net selling prices and improved product mix increased sales by 13 percent, and sales volumes were up 5 percent, with particular strength in Asia.

Sales of **health care** products increased 2.7 percent in the second quarter. Growth was driven by an 11 percent benefit from the acquisition of I-Flow Corporation and a 1 point increase from favorable currency exchange rates. On the other hand, organic sales volumes declined 6 percent and net selling prices fell 3 percent. The organic volume comparison was adversely affected by approximately 5 points due to increased demand in 2009 for face masks as a result of the H1N1 flu virus. In addition, volume performance in 2010 was impacted by unanticipated distributor and end-user inventory reductions. The company believes that most of these reductions are now complete. Meanwhile, organic sales volumes for medical devices rose 9 percent in the quarter.

Other second quarter operating results

Operating profit was $711 million in the second quarter of 2010, up 17 percent from $609 million in 2009. In addition to the effect of higher net sales, there were a number of other significant factors affecting year-over-year operating profit comparisons. Cost savings in the quarter from the company's

FORCE (Focused On Reducing Costs Everywhere) program was an all-time record and totaled approximately $105 million. Operating profit comparisons were aided by the previously mentioned $110 million severance charge in the year-ago period to streamline the company's organization structure, along with benefits of about $35 million in the current quarter from the initiative. A breakdown of the severance charge by income statement line and business segment is included later in this news release. Pension expense fell by about $40 million, as expected, with a majority of the decrease reflected in cost of sales. In addition, increased manufacturing volumes as a result of production curtailment in the year-ago period benefited second quarter operating profit comparisons by approximately $35 million. Meanwhile, inflation in key cost inputs amounted to about $235 million overall versus 2009, including $145 million in higher fiber costs, $90 million for raw materials other than fiber, primarily polymer resin and other oil-based materials, and $5 million in distribution costs, partially offset by $5 million of lower energy costs. Overall marketing, research and general expenses were similar to year-ago levels, as increases in 2010, including the previously mentioned rise in strategic marketing and I-Flow expenses, were essentially offset by severance charges in 2009.

Meanwhile, other (income) and expense, net was $4 million of expense in the second quarter of 2010. That compares to $41 million of expense in the second quarter of 2009, which included about $20 million of currency transaction losses and a $16 million non-cash charge related to one of the company's financing entities.

The company's effective tax rate for the second quarter of 2010 was 27.5 percent compared to 29.0 percent in the prior year. The lower tax rate increased second quarter earnings by about 2 cents per share compared to the year-ago period.

Kimberly-Clark's share of net income of equity companies in the second quarter increased to $47 million from $44 million in 2009, mainly as a result of higher net income at Kimberly-Clark de Mexico, S.A.B. de C.V. (KCM). KCM achieved high-single digit organic sales growth, improved gross margin and delivered a high-single digit increase in net income.

Cash flow and balance sheet

Cash provided by operations in the second quarter of 2010 totaled $587 million compared to $997 million in the prior year, which was a record second quarter result. The decrease was driven by a slight increase in working capital compared to a significant decline in the prior year, partially offset by a lower level of pension plan contributions. The company continues to aggressively manage its primary working capital position (accounts receivable + inventories – accounts payable) and now expects to exceed its original 2010 plan of reducing average cash conversion cycle by 3 to 5 days compared to 2009. Second quarter contributions to the company's defined benefit pension plans totaled about $50 million in 2010 versus $405 million in 2009. The company continues to target full-year 2010 pension contributions of approximately $240 million.

Capital spending for the quarter was $179 million compared with $185 million in 2009. The company now expects that full-year spending will be at the low end, or potentially slightly below, its target range of $1.0 to $1.1 billion. During the second quarter, the company repurchased approximately 5.7 million shares of its common stock at a cost of about $350 million, bringing repurchases for the first half of the year to approximately $500 million. Total debt and redeemable securities was $6.7 billion at June 30, 2010 compared with $6.5 billion at the end of 2009.

Year-to-date results

For the first six months of 2010, sales of $9.7 billion increased 5.1 percent, including a favorable currency benefit of 2 percent. Organic sales rose 2 percent, driven by higher net selling prices of 1 percent and increased sales volumes of approximately 1 percent, while the combined impact of the I-Flow Corporation and Jackson Safety acquisitions completed in 2009 added an additional point of sales growth. Year-to-date operating profit of $1,376 million was up 11 percent compared to $1,237 million in 2009. Adjusted operating profit in 2010 of $1,474 million increased 19 percent versus operating profit in the year-ago period. Through six months, diluted net income per share in 2010 was $2.11 and adjusted earnings per share were $2.34 compared with diluted net income per share of $1.95 in 2009. Adjusted operating profit and adjusted earnings per share in 2010 exclude a one-time charge in the first quarter for the remeasurement of the local currency balance sheet in Venezuela as a result of the adoption of highly inflationary accounting in that country in January 2010. Additional detail on this item and further information about why the company uses these non-GAAP financial measures are provided later in this news release.

Adjusted operating profit comparisons benefited from organic sales growth, FORCE cost savings of $185 million, severance charges of $110 million in 2009 to streamline the organization, benefits of $70 million in 2010 from the streamlining initiative, lower pension expense of $80 million, and increased manufacturing volumes as a result of production curtailment in the year-ago period benefited comparisons by approximately $65 million. These positive factors were partially offset by inflation in key cost inputs of about $310 million and increased marketing, research and general expenses, including higher strategic marketing spending of about $100 million and increases related to the I-Flow acquisition and to support future growth in K-C International.

Outlook

The company updated several key planning and guidance assumptions for 2010, as follows:

- Net sales increase of 3 to 5 percent versus previous guidance for an increase of 4 to 6 percent.
    - Organic sales are expected to grow 2 to 4 percent compared to the previous assumption for growth of 3 to 4 percent. Given first half of year results and the current environment, the company anticipates that volumes will increase 1 to 2 percent versus the previous target of 2 to 3 percent. The combination of higher net selling prices and improved

product mix should contribute 1 to 2 points of sales growth compared to the previous assumption of a 1 point benefit.

- Currency rates are expected to have no overall impact on 2010 sales versus the previous assumption for an increase between 0 and 1 percent.

- The combined impact of the 2009 acquisitions of I-Flow Corporation and Jackson Safety should benefit 2010 sales by 1 point. This is unchanged from the company's previous guidance.

- Inflation in key cost inputs of $700 to $800 million compared to the previous assumption of $600 to $700 million. This reflects estimated average market pricing for benchmark northern softwood pulp of approximately $930 to $950 per metric ton and oil prices averaging $75 to $80 per barrel for the year. The increased inflation assumption is primarily due to higher costs for virgin pulp, polymer resin and superabsorbent.

- Savings from the company's FORCE program totaling at least $300 million, up from the previous assumption of $200 to $250 million. The company continues to aggressively identify and implement incremental savings opportunities, particularly in sourcing and supply chain activities.

- Share repurchases are expected to total $700 to $800 million, subject to market conditions. That compares to the previous target of $500 to $600 million and reflects continued strong cash flow.

Commenting on the outlook, Falk said, "Despite the near-term headwinds we are facing, we remain committed to do what's right for the long-run success of our business and to deliver solid results in the short-term. We will continue to strengthen our brands, pursue our targeted growth initiatives and invest for future growth. We have already launched a number of innovations this year and will bring more to market in the back half of the year. We will support our brands and growth initiatives with strong marketing programs and continue to expect that strategic marketing spending will rise at a faster pace than sales in 2010. In addition, based on plans in place, we expect organic sales volumes in the back half of the year to pick up somewhat from second quarter levels.

"We are now planning for somewhat higher input cost inflation in 2010 than previously estimated, although we continue to expect that pulp costs will start to fall sequentially in the second half of the year. In the meantime, we continue to focus on increasing revenue realization in a competitive environment, generating incremental cost savings and controlling discretionary spending. We remain focused on cash generation and allocating it in shareholder-friendly ways, and our increased share repurchase plan for the year should provide a modest boost to earnings per share in 2010. All-in-all, these actions will help offset the additional headwinds we are facing.

"In summary, we are continuing to target adjusted earnings per share in 2010 in a range of $4.80 to $5.00 per share. And consistent with our previous guidance, with what we know now, it's more likely

that adjusted EPS will be toward the low end of that range. We are firmly convinced that we are executing the right strategies to drive sustainable growth and long-term shareholder value."

Non-GAAP financial measures

This press release and the accompanying tables include the following financial measures that have not been calculated in accordance with accounting principles generally accepted in the U.S., or GAAP, and are therefore referred to as non-GAAP financial measures.

- Adjusted earnings and earnings per share
- Adjusted operating profit
- Adjusted effective tax rate

These non-GAAP financial measures exclude the following item included in the company's earnings, earnings per share, operating profit and effective tax rate for the six months ended June 30, 2010 calculated in accordance with GAAP:

- *Adoption of highly inflationary accounting for our Venezuelan operations.* The company recorded a one-time after tax loss in first quarter 2010 for the remeasurement of the local currency balance sheet in Venezuela as a result of the adoption of highly inflationary accounting in that country effective January 1, 2010. Management does not consider this loss to be part of our earnings from ongoing operations for the purposes of evaluating the performance of its business units and their managers and excludes this loss when making decisions to allocate resources among its business units.

In accordance with the SEC's requirements, reconciliations of the non-GAAP financial measures to the comparable GAAP financial measures are attached.

The company provides these non-GAAP financial measures as supplemental information to our GAAP financial measures. Management and the company's Board of Directors use adjusted earnings, adjusted earnings per share and adjusted operating profit to (a) evaluate the company's historical and prospective financial performance and its performance relative to its competitors, (b) allocate resources and (c) measure the operational performance of the company's business units and their managers. Additionally, the Management Development and Compensation Committee of the company's Board of Directors has used the non-GAAP financial measures when setting and assessing achievement of incentive compensation goals. These goals are based, in part, on the company's adjusted earnings per share and improvement in the company's adjusted return on invested capital determined by excluding the charges that are used in calculating these non-GAAP financial measures.

In addition, Kimberly-Clark management believes that investors' understanding of the company's performance is enhanced by including these non-GAAP financial measures as a reasonable basis for comparing the company's ongoing results of operations. Many investors are interested in understanding the performance of our businesses by comparing our results from ongoing operations from one period to

the next. By providing these non-GAAP financial measures, together with reconciliations, we believe we are enhancing investors' understanding of our businesses and our results of operations. Also, many financial analysts who follow our company focus on and publish both historical results and future projections based on non-GAAP financial measures. We believe that it is in the best interests of our investors for us to provide this information to analysts so that those analysts accurately report the non-GAAP financial information.

These non-GAAP financial measures are not meant to be considered in isolation or as a substitute for the comparable GAAP measure. There are limitations to these non-GAAP financial measures because they are not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items being excluded. The company compensates for these limitations by using these non-GAAP financial measures as a supplement to the GAAP measures and by providing reconciliations of the non-GAAP and comparable GAAP financial measures. The non-GAAP financial measures should be read only in conjunction with the company's consolidated financial statements prepared in accordance with GAAP.

Conference call

A conference call to discuss this news release and other matters of interest to investors and analysts will be held at 9 a.m. (CDT) today. The conference call will be simultaneously broadcast over the World Wide Web. Stockholders and others are invited to listen to the live broadcast or a playback, which can be accessed by following the instructions set out in the Investors section of the company's Web site (www.kimberly-clark.com).

About Kimberly-Clark

Kimberly-Clark and its well-known global brands are an indispensable part of life for people in more than 150 countries. Every day, 1.3 billion people – nearly a quarter of the world's population – trust K-C brands and the solutions they provide to enhance their health, hygiene and well-being. With brands such as Kleenex, Scott, Huggies, Pull-Ups, Kotex and Depend, Kimberly-Clark holds No. 1 or No. 2 share positions in more than 80 countries. To keep up with the latest K-C news and to learn more about the company's 138-year history of innovation, visit www.kimberly-clark.com.

Copies of Kimberly-Clark's Annual Report to Stockholders and its proxy statements and other SEC filings, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, are made available free of charge on the company's Web site on the same day they are filed with the SEC. To view these filings, visit the Investors section of the company's Web site.

Certain matters contained in this news release concerning the business outlook, including anticipated raw material and energy costs, economic conditions, anticipated currency rates and exchange risk, anticipated impact of acquisitions, cost savings, changes in finished product selling prices, cash flow and uses of cash, capital spending, marketing spending, anticipated benefits related to the organization

optimization initiative, anticipated financial and operating results, revenue realization strategies, contingencies and anticipated transactions of the company constitute forward-looking statements and are based upon management's expectations and beliefs concerning future events impacting the company. There can be no assurance that these future events will occur as anticipated or that the company's results will be as estimated. For a description of certain factors that could cause the company's future results to differ materially from those expressed in any such forward-looking statements, see Item 1A of the company's Annual Report on Form 10-K for the year ended December 31, 2009 entitled "Risk Factors."

KIMBERLY-CLARK CORPORATION
CONSOLIDATED INCOME STATEMENT
PERIODS ENDED JUNE 30
(Millions of dollars, except per share amounts)

	Three Months Ended June 30		
	2010	2009	Change
Net Sales	$ 4,857	$ 4,727	+ 2.8%
Cost of products sold	3,213	3,154	+ 1.9%
Gross Profit	1,644	1,573	+ 4.5%
Marketing, research and general expenses	929	923	+ 0.7%
Other (income) and expense, net	4	41	- 90.2%
Operating Profit	711	609	+16.7%
Interest income	6	6	-
Interest expense	(60)	(71)	- 15.5%
Income Before Income Taxes and Equity Interests	657	544	+20.8%
Provision for income taxes	(181)	(158)	+14.6%
Income Before Equity Interests	476	386	+23.3%
Share of net income of equity companies	47	44	+ 6.8%
Net Income	523	430	+21.6%
Net income attributable to noncontrolling interests	(25)	(27)	- 7.4%
Net Income Attributable to Kimberly-Clark Corporation	$ 498	$ 403	+23.6%
Per Share Basis – Diluted Net Income Attributable to Kimberly-Clark Corporation	$ 1.20	$ .97	+23.7%

Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED JUNE 30
(Millions of dollars)

Notes:

1. Organization optimization charges are included in the Consolidated Income Statement as follows:

		Three Months Ended June 30 2009
Cost of products sold	$	27
Marketing, research and general expenses		83
Provision for income taxes		(32)
Net Charges	$	78

Unaudited

KIMBERLY-CLARK CORPORATION
CONSOLIDATED INCOME STATEMENT
PERIODS ENDED JUNE 30
(Millions of dollars, except per share amounts)

		Six Months Ended June 30		
		2010	2009	Change
Net Sales	$	9,692	$ 9,220	+ 5.1%
Cost of products sold		6,401	6,193	+ 3.4%
Gross Profit		3,291	3,027	+ 8.7%
Marketing, research and general expenses		1,810	1,672	+ 8.3%
Other (income) and expense, net		105	118	- 11.0%
Operating Profit		1,376	1,237	+11.2%
Interest income		11	14	- 21.4%
Interest expense		(121)	(144)	- 16.0%
Income Before Income Taxes and Equity Interests		1,266	1,107	+14.4%
Provision for income taxes		(422)	(322)	+31.1%
Income Before Equity Interests		844	785	+ 7.5%
Share of net income of equity companies		90	76	+18.4%
Net Income		934	861	+ 8.5%
Net income attributable to noncontrolling interests		(52)	(51)	+ 2.0%
Net Income Attributable to Kimberly-Clark Corporation	$	882	$ 810	+ 8.9%
Per Share Basis – Diluted Net Income Attributable to Kimberly-Clark Corporation	$	2.11	$ 1.95	+ 8.2%

Unaudited

- more -

KIMBERLY-CLARK CORPORATION
PERIODS ENDED JUNE 30
(Millions of dollars, except per share amounts)

Notes:

1. Effective January 1, 2010, the Corporation began accounting for its Venezuelan subsidiary's operations as highly inflationary and the subsidiary's functional currency became the U.S. dollar, as required by U.S. accounting rules. As a result, the Corporation recorded a one-time after tax charge of $96 million in first quarter 2010 to remeasure the subsidiary's bolivar-denominated net monetary asset position into U.S. dollars at a parallel exchange rate of approximately 6 bolivars per U.S. dollar. This charge was recorded in the following Consolidated Income Statement line items for the six months ended June 30, 2010:

Cost of products sold	$	19
Other (income) and expense, net		79
Provision for income taxes		(2)
Net charge	$	96

2. Organization optimization charges for the six months and three months ended June 30, 2009 are the same.

3. Other Information:

	Six Months Ended June 30	
	2010	2009
Cash Dividends Declared Per Share	$ 1.32	$ 1.20

	June 30	
Common Shares (Millions)	2010	2009
Outstanding, as of	409.7	414.3
Average Diluted for:		
Three Months Ended	415.6	415.9
Six Months Ended	417.3	415.9

Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED JUNE 30
(Millions of dollars)

Supplemental Financial Information:

Preliminary Balance Sheet Data:

	June 30 2010	December 31 2009
Cash and cash equivalents	$ 585	$ 798
Accounts receivable, net	2,390	2,566
Inventories	2,233	2,033
Total current assets	5,621	5,864
Total assets	18,713	19,209
Accounts payable	2,055	1,920
Debt payable within one year	1,157	610
Total current liabilities	5,456	4,923
Long-term debt	4,442	4,792
Redeemable preferred and common securities of subsidiaries	1,052	1,052
Stockholders' equity	5,287	5,690

	Three Months Ended June 30		Six Months Ended June 30	
Preliminary Cash Flow Data:	2010	2009	2010	2009
Depreciation and amortization	$ 209	$ 190	$ 402	$ 367
Cash provided by operations	587	997	1,051	1,689
Capital spending	179	185	363	396
Cash used for investing	170	427	289	596
Cash dividends paid	275	248	525	488
Cash used for financing	495	594	912	889

Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED JUNE 30

Description of Business Segments

The Corporation is organized into operating segments based on product groupings. These operating segments have been aggregated into four reportable global business segments: Personal Care; Consumer Tissue; K-C Professional & Other; and Health Care. The reportable segments were determined in accordance with how the Corporation's executive managers develop and execute the Corporation's global strategies to drive growth and profitability of the Corporation's worldwide Personal Care, Consumer Tissue, K-C Professional & Other, and Health Care operations. These strategies include global plans for branding and product positioning, technology, research and development programs, cost reductions including supply chain management, and capacity and capital investments for each of these businesses. Segment management is evaluated on several factors, including operating profit. Segment operating profit excludes other income and (expense), net and income and expense not associated with the business segments.

The principal sources of revenue in each of our global business segments are described below.

The Personal Care segment manufactures and markets disposable diapers, training and youth pants and swimpants; baby wipes; feminine and incontinence care products; and related products. Products in this segment are primarily for household use and are sold under a variety of brand names, including Huggies, Pull-Ups, Little Swimmers, GoodNites, Kotex, Lightdays, Depend, Poise and other brand names.

The Consumer Tissue segment manufactures and markets facial and bathroom tissue, paper towels, napkins and related products for household use. Products in this segment are sold under the Kleenex, Scott, Cottonelle, Viva, Andrex, Scottex, Hakle, Page and other brand names.

The K-C Professional & Other segment manufactures and markets facial and bathroom tissue, paper towels, napkins, wipers and a range of safety products for the away-from-home marketplace. Products in this segment are sold under the Kimberly-Clark, Kleenex, Scott, WypAll, Kimtech, KleenGuard, Kimcare and Jackson brand names.

The Health Care segment manufactures and markets disposable health care products such as surgical drapes and gowns, infection control products, face masks, exam gloves, respiratory products, pain management products and other disposable medical products. Products in this segment are sold under the Kimberly-Clark, Ballard, ON-Q and other brand names.

Unaudited

KIMBERLY-CLARK CORPORATION
SELECTED BUSINESS SEGMENT DATA
PERIODS ENDED JUNE 30
(Millions of dollars)

		Three Months Ended June 30			Six Months Ended June 30		
		2010	2009	Change	2010	2009	Change
NET SALES:							
Personal Care	$	2,181 $	2,122	+ 2.8%	$ 4,318 $	4,099	+ 5.3%
Consumer Tissue		1,529	1,555	- 1.7%	3,135	3,129	+ 0.2%
K-C Professional & Other		801	736	+ 8.8%	1,531	1,387	+10.4%
Health Care		344	335	+ 2.7%	711	633	+12.3%
Corporate & Other		13	14	N.M.	25	27	N.M.
Intersegment Sales		(11)	(35)	N.M.	(28)	(55)	N.M.
Consolidated	$	4,857 $	4,727	+ 2.8%	$ 9,692 $	9,220	+ 5.1%
OPERATING PROFIT[a]:							
Personal Care	$	443 $	394	+12.4%	$ 915 $	836	+ 9.4%
Consumer Tissue		151	161	- 6.2%	332	355	- 6.5%
K-C Professional & Other		133	102	+30.4%	240	182	+31.9%
Health Care		42	62	- 32.3%	99	110	- 10.0%
Corporate & Other[b]		(54)	(69)	- 21.7%	(105)	(128)	- 18.0%
Other income and (expense), net[b][c]		(4)	(41)	- 90.2%	(105)	(118)	- 11.0%
Consolidated	$	711 $	609	+16.7%	$ 1,376 $	1,237	+11.2%

[a] Organization optimization charges for the three months and six months ended June 30, 2009 are included by business segment as follows:

Personal Care	$	41
Consumer Tissue		42
K-C Professional & Other		14
Health Care		6
Corporate & Other		7
Total	$	110

N.M. – Not meaningful
Unaudited

KIMBERLY-CLARK CORPORATION
SELECTED BUSINESS SEGMENT DATA
PERIODS ENDED JUNE 30

[b] For the six months ended June 30, 2010, Corporate & Other includes a one-time $19 million charge and Other income and (expense), net includes a one-time $79 million charge related to the adoption of highly inflationary accounting in Venezuela.

[c] Other income and (expense), net, includes the following amounts of currency transaction losses.

	Three Months Ended June 30		Six Months Ended June 30	
	2010	2009	2010	2009
Other income and (expense), net	$ (5)	$ (20)	$ (26)	$ (96)

PERCENTAGE CHANGE IN NET SALES VERSUS PRIOR YEAR

	Three Months Ended June 30, 2010						
	Total	Organic Volume	Acquisition Volume[1]	Total Volume	Net Price	Mix/Other[2]	Currency
Consolidated	2.8	-	1	1	2	-	-
Personal Care	2.8	2	-	2	1	1	(1)
Consumer Tissue	(1.7)	(5)	-	(5)	2	1	-
K-C Professional & Other	8.8	-	4	4	4	1	-
Health Care	2.7	(6)	11	5	(3)	-	1

	Six Months Ended June 30, 2010						
	Total	Organic Volume	Acquisition Volume[1]	Total Volume	Net Price	Mix/Other[2]	Currency
Consolidated	5.1	1	1	2	1	-	2
Personal Care	5.3	3	-	3	1	(1)	2
Consumer Tissue	0.2	(4)	-	(4)	1	1	2
K-C Professional & Other	10.4	-	4	4	3	1	2
Health Care	12.3	1	11	12	(1)	(1)	2

[1] Volume related to Jackson Safety and I-Flow Corporation acquisitions.
[2] Mix/Other includes rounding.

KIMBERLY-CLARK CORPORATION
PERIODS ENDED JUNE 30
(Millions of dollars, except per share amounts)

NON-GAAP RECONCILIATION SCHEDULES

The tables on the following pages present the reconciliation of non-GAAP financial measures to GAAP financial measures.

EARNINGS SUMMARY:

	Six Months Ended June 30, 2010	
	Income (Expense)	Diluted Earnings Per Share
Adjusted Earnings	$ 978	$ 2.34
Adjustments for the one-time charge related to adoption of highly inflationary accounting in Venezuela	(96)	.23
Net Income Attributable to Kimberly-Clark Corporation	$ 882	$ 2.11

OPERATING PROFIT SUMMARY:

	Six Months Ended June 30 2010
Adjusted Operating Profit	$ 1,474
Adjustments for the one-time charge related to adoption of highly inflationary accounting in Venezuela	(98)
Operating Profit	$ 1,376

KIMBERLY-CLARK CORPORATION
PERIODS ENDED JUNE 30

OUTLOOK FOR 2010

Estimated Full-Year 2010 Diluted Earnings Per Share:

Adjusted Earnings Per Share	$ 4.80	- $ 5.00
Adjustments for the one-time charge related to adoption of highly inflationary accounting in Venezuela	(.23)	(.23)
Earnings Per Share – Diluted	$ 4.57	- $ 4.77

Estimated Full-Year Effective Tax Rate:

Adjusted Effective Tax Rate	29%	- 31%
Adjustments for the one-time charge related to adoption of highly inflationary accounting in Venezuela	1%	1%
Effective Tax Rate	30%	- 32%

Investor Relations contact: Paul Alexander, 972-281-1440, palexand@kcc.com

Media Relations contact: Kay Jackson, 972-281-1486, kay.jackson@kcc.com

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